Exhibit 99.1

TyrNovo Ltd. to Participate in 2017 BIO International Convention

Company Selected by Israel Innovation Authority to Take Part in Israel Pavilion at World’s Leading Biotech Conference

Tel Aviv, Israel – June 15, 2017 -- TyrNovo Ltd., a Kitov Pharmaceuticals Holdings Ltd. (NASDAQ and TASE: KTOV) company focused on the development of small molecules to overcome cancer drug resistance, has been selected to be a part of the Israel Pavilion at the 2017 BIO International Convention, taking place June 18-22, 2017, at the San Diego Convention Center, San Diego, CA. The Israeli Pavilion is being sponsored by the Israel Innovation Authority (formerly known as Office of the Chief Scientist of the Ministry of Economy and Industry).

Dr. Hadas Reuveni, TyrNovo’s Founder and Chief Technology Officer, said, “We are very pleased to have been selected by the Israel Innovation Authority as one of a small number of companies to be a part of the Israeli delegation at the 2017 BIO International Convention. We look forward to highlighting the potential of NT-219, our lead drug candidate, which is being developed to overcome cancer drug resistance, at this important industry event.”

Dr. Reuveni and other members of TyrNovo’s senior leadership team will be available to meet with prospective partners and collaborators at the Israeli Pavilion during the conference.

An updated Kitov group slide presentation will be made available on the Kitov website at www.kitovpharma.com and furnished to the U.S. Securities and Exchange Commission on Form 6-K prior to the BIO International Convention.

About TyrNovo

TyrNovo Ltd. is developer of novel small molecules in the oncology therapeutic field which is majority owned by Kitov Pharmaceuticals (NASDAQ/TASE: KTOV). TyrNovo is developing NT219, a potential oncology combination product. NT219 is a small molecule that presents a new concept in cancer therapy. In combination with various approved oncology drugs, NT219 has demonstrated potent anti-tumor effects and increased survival in various cancer models, including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers. Its mechanism of action is through the prevention of acquired resistance in tumors and by regression of resistant tumors. For more information on TyrNovo please visit http://www.tyrnovopharma.com.

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial, and its New Drug Application for the U.S. Food and Drug Administration is currently being prepared for submission. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the U.S. Securities and Exchange Commission (the "SEC") , including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:
Simcha Rock
Chief Financial Officer of Kitov and Director of TyrNovo
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@lifesciadvisors.com